Pflueger & Baerwald Inc.
Statement of Financial Condition
March 31, 2016

Assets

Cash	$	28,953
Receivables from clearing organization		264,847
Deposit with clearing organization		100,000
Investments, at market value		519,885
Prepaid expenses and other assets		24,407
Total assets	$	938,092

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	49,248
Payable to clearing organization		568
Income taxes payable		1,100
Total liabilities		50,916

Commitments and contingencies

Stockholders' equity

Common stock, $1 par value, 75,000 shares authorized,	
10,666 shares issued and outstanding	10,666
Additional paid-in capital	250,593
Retained earnings	625,917
Total stockholders' equity	887,176
Total liabilities and stockholders' equity	$ 938,092

The accompanying notes are an integral part of these financial statements.